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Keith E. Gottfried	Direct Dial: 202-239-3679	E-mail: keith.gottfried@alston.com

June 5, 2014

VIA E-MAIL AND EDGAR AS CORRESP

Mr. Geoff Kruczek, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Echo Therapeutics, Inc. Definitive Additional Materials Filed on May 30, 2014 File No. 001-35218

Dear Mr. Kruczek:

At the request of and on behalf of our client, Echo Therapeutics, Inc., a Delaware corporation (“Echo” or the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to us, dated June 3, 2014 (the “Comment Letter”), with respect to the above-referenced filings. For ease of reference, the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff's letter.

1.
Staff Comment: Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please note that the factual foundation offered must be reasonable. See Note b. to Rule 14a-9. Please provide us support for the statement that Platinum “continues to misrepresent its motives” and is “seeking to eventually replace the entire Echo Board.” Also provide us support for the statement regarding Platinum’s “undisclosed self-interested agenda,” that “it wants to control the strategic direction of Echo” and the implication on slide 28 that Shepard Goldberg’s prior service at prior companies caused stock price decreases and bankruptcy and that similar effects will occur with Echo.

Mr. Geoff Kruczek, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
June 5, 2014

R	esponse: In response to the Staff’s comment seeking support for the above-referenced statements, Echo responds as follows:
·	The statement that Platinum “continues to misrepresent its motives:”

As Echo has detailed in its letter to stockholders dated May 22, 2014, Echo believes that Platinum has not been transparent in communicating its motives for pursuing its proxy contest seeking to elect one nominee to the Echo Board of Directors. Based on Platinum’s actions, Echo does not believe that Platinum is pursuing its proxy contest to enhance board composition. If that was the case, Echo believes that Platinum should have engaged it in a constructive dialogue about a mutually acceptable candidate and would not have instead nominated a candidate who Platinum already knew had been interviewed by the Echo Board and determined by Echo’s Board not to meet its criteria for membership. Nor is it logical, in Echo’s view, for stockholders to believe that Platinum is concerned with Echo’s ability to manage its expenses when Platinum has forced upon Echo a costly and distracting proxy contest that could have been avoided by constructive engagement and dialogue. Echo believes, based on Platinum’s past public statements, a prime motive for its proxy contest is that it wants to prevent Echo from conducting any future debt or equity financings, since it is concerned that its 19.9% interest in Echo could be diluted if it did not choose to participate in such financings.

·	The statement that Platinum is “seeking to eventually replace the entire Echo Board:”

On or about April 23, 2014, Michael M. Goldberg, M.D., Platinum’s designee to the Board, indicated to Echo that any resolution of the proxy contest would require that three out of the five current members of the Echo Board be replaced.

·	The statement regarding Platinum’s “undisclosed self-interested agenda” and that “it wants to control the strategic direction of Echo:”

Echo does not believe that Platinum has been transparent with it as to its agenda for pursuing the proxy contest but believes that one motive for its proxy contest is its concern with preventing Echo from conducting future financings that could dilute its equity interest. Due to the absence of any constructive dialogue between Echo and Platinum, Echo is currently at a loss to understand what Platinum’s agenda is in pursuing the proxy contest.  Additionally, Michael M. Goldberg, M.D., Platinum’s designee to the Echo Board has indicated to the Echo Board, as recently as at the May 27, 2014 meeting of the Echo Board, that he has a “plan” for Echo but would not be willing to share such “plan” until after the 2014 Annual Meeting when he believed there would be another Platinum representative, his first cousin Shepard Goldberg, on the Echo Board.

·	The statement that Echo could have a similar experience as the companies that Shepard Goldberg led or was a director at:

Echo believes that Mr. Goldberg’s past executive or director experiences at companies where he worked for his first cousin, Michael Goldberg, or in which Michael Goldberg or Platinum was an investor speak for themselves.  Echo believes it has provided stockholders with factual data points about how those companies (e.g., Cordex Pharma, Inc., Emisphere Technologies, Inc. and Forticell Bioscience, Inc.) have fared. While Echo cannot predict how it would fare were Mr. Goldberg to assume a board or other leadership position at Echo, Echo believes it is appropriate for stockholders to be provided with information about Mr. Goldberg’s past experiences so they can judge for themselves whether they believe that Mr. Goldberg’s election to the Board, to again serve at a public company with his first cousin Michael M. Goldberg, M.D., could potentially cause Echo to follow a similar trajectory, particularly given Echo’s current fragile state as a development-stage company in need of additional financing.

*   *   *   *   *   *

Mr. Geoff Kruczek, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
June 5, 2014

We appreciate the Staff’s review of Echo’s filing. If you have any questions regarding these responses, please telephone the undersigned or Joanne R. Soslow of Morgan, Lewis & Bockius LLP, each of which is serving as counsel to Echo, at (202) 239-3679 and (215) 963-5262, respectively. Our e-mail addresses are keith.gottfried@alston.com and jsoslow@morganlewis.com. Facsimile transmissions may also be sent to us at (202) 654-4879 and (215) 963-5001, respectively.

Very truly yours,

/s/ Keith E. Gottfried

Keith E. Gottfried

cc:           Kimberly A. Burke, Esq. (General Counsel) – Echo Therapeutics, Inc.
Joanne R. Soslow, Esq. – Morgan, Lewis & Bockius, LLP